Exhibit 99(c)(2)

Confidential	October 13, 2025

Special Committee of the Board of Directors
Bright Scholar Education Holdings Limited
Suites 6-7 the Turvill Building Old Swiss
149 Cherry Hinton Road

Cambridge, England, CB1 7BX
United Kingdom

Ladies and Gentlemen:

Bright Scholar Education Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), has engaged Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, to serve as an independent financial advisor to the special committee (the “Special Committee”) of the board of directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Special Committee) to provide an opinion (this “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to (i) the holders of Class A ordinary shares and Class B ordinary shares, par value US$0.00001 per share, of the Company (each, a “Share” or, collectively, “Shares”), other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs (each as defined below), and (ii) the holders of American depositary shares of the Company, each of which represents four Class A ordinary shares of the Company (each, an “ADS” and collectively, “ADSs”), other than ADSs representing the Excluded Shares, of the Merger Consideration (as defined below) to be received by such holders in the Proposed Transaction (as defined below) (without giving effect to any impact of the Proposed Transaction on any particular holder of Shares or ADSs other than in its capacity as a holder of Shares or ADSs).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that the Company, Excellence Education Investment Limited, a British Virgin Islands business company organized and existing under the laws of the British Virgin Islands (“Parent”), and Bright Education Mergersub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), the latest draft of which Duff & Phelps has reviewed is dated October 11, 2025. Pursuant to the Merger Agreement, among other things, Merger Sub will merge with and into the Company and cease to exist, with the Company being the surviving company and becoming a wholly owned subsidiary of Parent as a result of the merger. In connection with such merger, among other things, (i) each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) shall be cancelled in exchange for the right to receive US$0.575 in cash per Share without interest (the “Per Share Merger Consideration”) and (ii) each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with the underlying Class A ordinary shares represented by such ADS, shall be cancelled in exchange for the right to receive US$2.30 in cash per ADS without interest (the “Per ADS Merger Consideration”, and together with the Per Share Merger Consideration, the “Merger Consideration”) (collectively, the “Proposed Transaction”). The terms and conditions of the Proposed Transaction are more fully set forth in the Merger Agreement.

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For purposes of this Opinion, (i) “Excluded Shares” shall mean, collectively, Shares (including Shares represented by ADSs) (a) beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by the Buyer Group and any of their respective Affiliates (including Shares held by Sure Brilliant and Ultimate Wise, which will be contributed or transferred to Merger Sub prior to the Closing pursuant to the Rollover Agreement and the Ultimate Wise SPA, as applicable), (b) held by the Company or any of its Subsidiaries, or held in the Company’s treasury, if any, and (c) held by the Depositary, the Company or the Company’s Representatives, and reserved for issuance, settlement and allocation upon exercise or vesting of Company Options; and (ii) “Dissenting Shares”, “Effective Time”, “Exchange Act”, “Buyer Group”, “Affiliates”, “Sure Brilliant”, “Ultimate Wise”, “Closing”, “Rollover Agreement”, “Ultimate Wise SPA”, “Subsidiaries”, “Depositary”, “Representatives”, and “Company Options” shall have the meanings set forth in the Merger Agreement.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances to enable Duff & Phelps to render this Opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	The Company’s annual reports and audited financial statements on Form 20-F filed with the Securities and Exchange Commission for the years ended August 31, 2023 and August 31, 2024;

b.	Certain unaudited and segment financial information for the Company for the years ended August 31, 2023 and August 31, 2024 and the eleven months ended July 31, 2025, provided to Duff & Phelps by the management of the Company and which the management of the Company identified as being the most current financial statements available;

c.	A detailed financial projection model for the Company for the years ending August 31, 2025 through August 31, 2030, prepared and provided to Duff & Phelps by the management of the Company, upon which Duff & Phelps has relied, with the Company’s and the Special Committee’s consent, in performing its analysis (collectively, the “Management Projections”);

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d.	Other internal documents relating to the history, current operations, and probable future outlook of the Company, provided to Duff & Phelps by the management of the Company;

e.	A letter dated October 9, 2025 from the management of the Company, which made certain representations as to historical financial information for the Company, the Management Projections and the underlying assumptions of such projections (the “Management Representation Letter”); and

f.	A draft of the Merger Agreement dated October 11, 2025;

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.	Discussed with the management of the Company its plans and intentions with respect to the management and operation of the Company’s business;

4.	Reviewed the historical trading price and trading volume of the ADSs and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

5.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the consent of the Company and the Special Committee:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the management of the Company, and did not independently verify such information;

2.	Relied upon the fact that the Special Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.	Assumed that the Management Projections and any other estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person(s) furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts or projections or the underlying assumptions thereof;

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4.	Assumed that information supplied and representations made by the management of the Company are substantially accurate regarding the Company and the Proposed Transaction;

5.	Assumed that the representations and warranties made in the Merger Agreement and the Management Representation Letter are substantially accurate;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.	Assumed that there has been no material change in the assets, liabilities (contingent or otherwise), financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

8.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Qualifications

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Proposed Transaction, or (iii) advise the Special Committee or any other party with respect to alternatives to the Proposed Transaction. Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

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Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s Shares or ADSs (or anything else) prior to or after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Merger Consideration, or with respect to the fairness of any such compensation.

Limiting Conditions

This Opinion is furnished for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee, the Board of Directors or any other person (including security holders of the Company) should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction; and (iv) does not indicate that the Merger Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Merger Consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter among Duff & Phelps, the Company and the Special Committee dated June 20, 2025 (the “Engagement Letter”). This Opinion is confidential, and its use and disclosure are strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as a financial advisor to the Special Committee and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ delivery of its Opinion to the Special Committee. Pursuant to the Engagement Letter, the Company has also agreed to reimburse certain expenses of Duff & Phelps and to indemnify Duff & Phelps for certain liabilities. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

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Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) in the Proposed Transaction is fair, from a financial point of view, to such holders of Shares and ADSs (without giving effect to any impact of the Proposed Transaction on any particular holder of Shares or ADSs other than in its capacity as a holder of Shares or ADSs).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.
Respectfully submitted,

/s/ Duff & Phelps Opinions Practice Kroll, LLC
Duff & Phelps Opinions Practice Kroll, LLC